# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Core Infrastructure Fund, CIK 0002031750
CUSIP: 04021D108
Title of class of securities: Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, New York (NY), 10167
Date of event which requires filing of this statement: 02/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002000561

## Reporting persons
- Sunfish Investments LLC Ares Series: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,995,012; sole dispositive power 0; shared dispositive power 1,995,012; aggregate amount beneficially owned 1,995,012 (9.3% of the class)
- Overdeck John Albert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,995,012; sole dispositive power 0; shared dispositive power 1,995,012; aggregate amount beneficially owned 1,995,012 (9.3% of the class)

## Item 1. Issuer
Name of issuer: Ares Core Infrastructure Fund
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, NEW YORK, 10167.

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Sunfish Investments LLC Ares Series, a series of a Delaware series limited liability company ("Sunfish"), and John A. Overdeck, an individual (each, a "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 100 Avenue of the Americas, 16th Floor, New York, New York 10013.
Citizenship: Sunfish is a Delaware series limited liability company. Mr. Overdeck is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Sunfish beneficially owns 1,995,012.469 Common Shares of Beneficial Interest, par value $0.01 per share (the "Common Shares"), of Ares Core Infrastructure Fund (the "Issuer"). Mr. Overdeck is the manager of Sunfish and may therefore to be deemed to share voting and dispositive power with respect to the Common Shares beneficially owned by Sunfish.
Percent of class: The 1,995,012.469 Common Shares beneficially owned by Sunfish and Mr. Overdeck represented approximately 9.340% of the 21,360,329 Common Shares of the Issuer outstanding as of February 19, 2025, as reported on Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on February 19, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,995,012.469
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,995,012.469

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement between Sunfish Investments LLC Ares Series and John A. Overdeck, dated as of February 26, 2025

## Signatures
- Sunfish Investments LLC Ares Series: /s/ John A. Overdeck, Manager (02/26/2025)
- Overdeck John Albert: /s/ John A. Overdeck, John A. Overdeck (02/26/2025)